UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2018

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐          No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: April 23, 2018

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

TEXAS INSTRUMENTS RECOGNISES CAMTEK
FOR ITS 2017 SUPPLIER EXCELLENCE AWARD

Camtek is one of ten companies selected from among thousands of suppliers

MIGDAL HAEMEK, Israel – April 23, 2018 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), has received the Texas Instruments (TI) 2017 Supplier Excellence Award. The annual award honors companies whose dedication and commitment in supplying products and services meet TI’s high standards for excellence. Recipients are an elite group of suppliers chosen for their exemplary performance.

A management team from TI’s Worldwide Procurement and Logistics presented the award to Camtek’s representatives on April 5th, 2018.

“To achieve this honor, Camtek Ltd. demonstrated throughout 2017 its commitment to the highest level of ethical behavior, as well as exceptional performance in the areas of cost, environmental and social responsibility, technology, responsiveness, assurance of supply and quality,” said Rob Simpson, Vice President of TI Worldwide Procurement and Logistics.

Rafi Amit, Chief Executive Officer, added, “I am very proud that Camtek was selected to be part of this elite group of suppliers. Texas Instruments’ recognition reflects our continuous dedication to support our customers in improving their performance. This award is a vote of confidence in our technologies, products and long-term partnerships with our customers.”

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the Semiconductors industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.